File No. 70-8955

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                            AMENDMENT NO. 4 to
                                 FORM U-1

               DECLARATION WITH RESPECT TO AUTHORIZATION OF
       A REVOLVING CREDIT FACILITY FOR EASTERN UTILITIES ASSOCIATES
                      AND CERTAIN OF ITS SUBSIDIARIES

                                   UNDER

              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                   EASTERN UTILITIES ASSOCIATES ("EUA")
                P.O. Box 2333, Boston, Massachusetts 02107

             BLACKSTONE VALLEY ELECTRIC COMPANY ("BLACKSTONE")
              Washington Highway, Lincoln, Rhode Island 02865

                    EASTERN EDISON COMPANY ("EASTERN")
            110 Mulberry Street, Brockton, Massachusetts  02403

                     MONTAUP ELECTRIC COMPANY ("MECO")
                P.O. Box 2333, Boston, Massachusetts 02107

                 NEWPORT ELECTRIC CORPORATION ("NEWPORT")
               12 Turner Road, Middleton, Rhode Island 02840

                 (Names of companies filing this statement
            and addresses of their principal executive offices)

                       EASTERN UTILITIES ASSOCIATES

                  (Name of top registered holding company
                     parent of applicant or declarant)

                    CLIFFORD J. HEBERT, JR., TREASURER
                       EASTERN UTILITIES ASSOCIATES
                P.O. Box 2333, Boston, Massachusetts 02107

                  (Name and address of agent for service)

             The Commission is requested to mail signed copies
               of all orders, notices and communications to:

                         ARTHUR I. ANDERSON, P.C.
                          McDermott, Will & Emery
                              75 State Street
                        Boston, Massachusetts 02109

     This Amendment No. 4 (the "Amendment") amends the Declarants' Declaration on Form U-1 dated November 8, 1996, as amended by Amendment No. 1 dated December 2, 1996, Amendment No. 2 dated January 29, 1997 and Amendment No. 3 dated March 27, 1997.

1. Paragraph 2.A. of Item 1 is hereby amended and restated to read as follows:

     A. Access to Facility; Limitations on Borrowings; EUA Guaranty. The Declarants and Affiliates will have the following respective maximum borrowing limits under the Facility: Blackstone - $20 million; Newport - $25 million; Eastern - $75 million; Montaup - $20 million; Cogenex - $75 million; Ocean State - $10 million; ESC - $10 million; and EUA - $75 million. Access to the Facility will be limited for a Declarant or an Affiliate other than Cogenex if such Declarant or Affiliate reduces its operating income by more than twenty percent as a result of selling an income-generating asset, and will be eliminated for a Declarant or an Affiliate other than Cogenex if such Declarant reduces its operating income by more than fifty percent as a result of selling an income-generating asset.

     It has become necessary for EUA to guaranty the short term borrowings of Cogenex until such time as Cogenex satisfies certain performance criteria; upon Cogenex's satisfaction of such performance criteria, such guaranty by EUA shall be released. EUA hereby requests authorization through December 31, 1998 to make such guaranty on behalf of Cogenex in the amount of $65 million; EUA's guaranty of the remaining $10 million of authorized borrowings by Cogenex shall be subject to the Commission's reserved jurisdiction.

     Notwithstanding anything in this Declaration to the contrary, EUA agrees with respect to its proposed borrowings under the Facility that EUA would limit its borrowings to an aggregate amount up to $25 million for the funding of short-term loans to Cogenex, as currently authorized by Commission Order dated April 5, 1995, HCAR No. 35-26266 (the "Cogenex Order"). The terms and conditions of any loans made to Cogenex would be the same as the terms and conditions under the Facility. EUA further agrees that with the exception of the up to $25 million borrowings described in the first sentence of this paragraph, EUA would not use any of its proposed borrowings under the Facility to invest in Cogenex.


                                 SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned Declarants has duly caused this statement to be signed on its behalf by the undersigned duly authorized individual.


                              EASTERN UTILITIES ASSOCIATES,
                              BLACKSTONE VALLEY ELECTRIC COMPANY,
                              EASTERN EDISON COMPANY,
                              MONTAUP ELECTRIC COMPANY, and
                              NEWPORT ELECTRIC CORPORATION,



                              By:  /s/ Clifford J. Hebert, Jr.
                                   Clifford J. Hebert, Jr.
                                   Treasurer


Dated:  April 3, 1997